



SECRETARY OF STATE

STATE OF NEVADA

NEVADA STATE BUSINESS LICENSE

Acesis Holdings Corporation

Nevada Business Identification # NV20222588388
Expiration Date: 10/31/2023

In accordance with Title 7 of Nevada Revised Statutes, pursuant to proper application duly filed and payment of appropriate prescribed fees, the above named is hereby granted a Nevada State Business License for business activities conducted within the State of Nevada.
Valid until the expiration date listed unless suspended, revoked or cancelled in accordance with the provisions in Nevada Revised Statutes. License is not transferable and is not in lieu of any local business license, permit or registration.
License must be cancelled on or before its expiration date if business activity ceases. Failure to do so will result in late fees or penalties which, by law, cannot be waived.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed the Great Seal of State, at my office on 10/03/2022.

BARBARA K. CEGAVSKE
Secretary of State

Certificate Number: B202210033055396
You may verify this certificate online at http://www.nvsos.gov





SECRETARY OF STATE

STATE OF NEVADA

DOMESTIC CORPORATION (78) CHARTER

I, BARBARA K. CEGAVSKE, the duly qualified and elected Nevada Secretary of State, do hereby certify that **Acesis Holdings Corporation** did, on 10/03/2022, file in this office the original ARTICLES OF INCORPORATION-FOR-PROFIT that said document is now on file and of record in the office of the Secretary of State of the State of Nevada, and further, that said document contains all the provisions required by the law of the State of Nevada.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed the Great Seal of State, at my office on 10/03/2022.

BARBARA K. CEGAVSKE
Secretary of State

Certificate
Number: B202210033055333

You may verify this certificate online at http://www.nvsos.gov



BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov
www.nvsilverflume.gov

Filed in the Office of	Business Number
Barbara K. Cegavske	**E26627842022-7**
	Filing Number
Secretary of State	**20222662783**
State Of Nevada	Filed On
	10/3/2022 8:00:00 AM
	Number of Pages
	3

ABOVE SPACE IS FOR OFFICE USE ONLY

Formation - Profit Corporation

[X] NRS 78 - Articles of Incorporation Domestic Corporation   [ ] NRS 80 - Foreign Corporation   [ ] NRS 89 - Articles of Incorporation Professional Corporation

[ ] **78A Formation - Close Corporation**

(Name of Close Corporation MUST appear in the below heading)

Articles of Formation of _____ a close corporation (NRS 78A)

TYPE OR PRINT - USE DARK INK ONLY - DO NOT HIGHLIGHT

1. Name of Entity: (If foreign, name in home jurisdiction)	Acesis Holdings Corporation
2. Registered Agent for Service of Process: (Check only one box)	[X] Commercial Registered Agent:(name only below) [ ] Noncommercial Registered Agent (name and address below) [ ] Office or Position with Entity (title and address below) VCorp Services, LLC Name of Registered Agent **OR** Title of Office or Position with Entity 701 S. CARSON ST., STE. 200 / CARSON CITY / Nevada / 89701 Street Address / City / Zip Code _____ / _____ / Nevada / _____ Mailing Address (if different from street address) / City / Zip Code
2a. Certificate of Acceptance of Appointment of Registered Agent:	*I hereby accept appointment as Registered Agent for the above named Entity. If the registered agent is unable to sign the Articles of Incorporation, submit a separate signed Registered Agent Acceptance form.* X _____ 09/30/2022 Authorized Signature of Registered Agent or On Behalf of Registered Agent Entity Date
3. Governing Board: (NRS 78A, close corporation only, check one box; if yes, complete article 4 below)	This corporation is a close corporation operating with a board of directors [ ] Yes **OR** [ ] No
4. Names and Addresses of the Board of Directors/ Trustees or Stockholders (NRS 78: Board of Directors/ Trustees is required. NRS 78a: Required if the Close Corporation is governed by a board of directors. NRS 89: Required to have the Original stockholders and directors. A certificate from the regulatory board must be submitted showing that each individual is licensed at the time of filing. See instructions)	1) Konstantinos Karatzas USA Name Country 9233 Park Meadows Dr STE 108 / Lone Tree / CO / 80124 Street Address / City / State / Zip/Postal Code 2) Vassilios Papadopoulos USA Name Country 9233 Park Meadows Dr STE 108 / Lone Tree / CO / 80124 Street Address / City / State / Zip/Postal Code 3) Richard M. Schell USA Name Country 9233 Park Meadows Dr STE 108 / Lone Tree / CO / 80124 Street Address / City / State / Zip/Postal Code
5. Jurisdiction of Incorporation: (NRS 80 only)	**5a.** Jurisdiction of incorporation: _____ **5b.** I declare this entity is in good standing in the jurisdiction of its incorporation. [ ]

This form must be accompanied by appropriate fees.



BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov
www.nvsilverflume.gov

Formation -
Profit Corporation

Continued, Page 2

6. Benefit Corporation: (For NRS 78, NRS 78A, and NRS 89, optional. See instructions.)	By selecting "Yes" you are indicating that the corporation is organized as a benefit corporation pursuant to NRS Chapter 78B with a purpose of creating a general or specific public benefit. The purpose for which the benefit corporation is created must be disclosed in the below purpose field. **Yes** ☐

7. Purpose/Profession to be practiced: (Required for NRS 80, NRS 89 and any entity selecting Benefit Corporation. See instructions.)	Transact lawful business for which corporation may be incorporated under the laws of the State of Nevada, as they may be amended from time to time.

8. Authorized Shares:
(Number of shares corporation is authorized to issue)

Number of Authorized shares with Par value: 200000000   Par value: $ 0.0010000000

Number of Common shares with Par value: 190,000,000   Par value: $ 0.0010000000

Number of Preferred shares with Par value: 10,000,000   Par value: $ 0.0010000000

Number of shares with no par value:

If more than one class or series of stock is authorized, please attach the information on an additional sheet of paper.

9. Name and Signature of: Officer making the statement or Authorized Signer for NRS 80.

Name, Address and Signature of the Incorporator for NRS 78, 78A, and 89. NRS 89 - Each Organizer/ Incorporator must be a licensed professional.

I declare, to the best of my knowledge under penalty of perjury, that the information contained herein is correct and acknowledge that pursuant to NRS 239.330, it is a category C felony to knowingly offer any false or forged instrument for filing in the Office of the Secretary of State.

Thomas B. Olson   USA

Name   Country

9233 Park Meadows Dr STE 108   Lone Tree   CO   80124

Address   City   State   Zip/Postal Code

X _(signature)_

(attach additional page if necessary)

AN INITIAL LIST OF OFFICERS MUST ACCOMPANY THIS FILING

Please include any required or optional information in space below:
(attach additional page(s) if necessary)

This form must be accompanied by appropriate fees.



BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov

Registered Agent Acceptance/Statement of Change

(PURSUANT TO NRS 77.310, 77.340, 77.350, 77.380)

TYPE OR PRINT - USE DARK INK ONLY - DO NOT HIGHLIGHT

1. Entity information:	Name of represented entity:
	Acesis Holdings Corporation
	Entity or Nevada Business Identification Number (NVID): _____ (for entities currently on file)

2. Registered Agent Acceptance:	☒ Registered Agent Acceptance

3. Information Being Changed:	Statement of Change takes the following effect: (select only one)
	☒ Appoints New Agent (complete section 5)
	☐ Update Represented Entity Acting as Registered Agent (complete sections 5)
	☐ Update Registered Agent Name (complete sections 4 & 5)
	☐ Update Registered Agent Address (complete sections 4 & 5)

4. Registered Agent Information Before the Change: (Non-commercial registered agents **ONLY**)	_____
	Name of Registered Agent **OR** Title of Office or Position with Entity
	_____ | _____ Nevada _____
	Street Address | City | Zip Code
	_____ | _____ Nevada _____
	Mailing Address (if different from street address) | City | Zip Code

5. Newly Appointed Registered Agent or Registered Agent Information After the Change:	☒ Commercial Registered Agent:(name only below) ☐ Noncommercial Registered Agent (name and address below) ☐ Office or Position with Entity (title or position and address below)
	VCorp Services, LLC
	Name of Registered Agent **OR** Title of Office or Position within Entity
	701 S. CARSON ST., STE. 200 | **CARSON CITY** | Nevada **89701**
	Street Address | City | Zip Code
	_____ | _____ Nevada _____
	Mailing Address (if different from street address) | City | Zip Code

6. Electronic Notification: (Optional)	Email address for electronic notifications for "Non-Commercial" or "Office or Positions with Entity" registered agents only: _____

7. Certificate of Acceptance of Appointment of Registered Agent: (Required)	*I hereby accept appointment as Registered Agent for the above named Entity.*
	X _____ 09/30/2022
	Authorized Signature of Registered Agent or On Behalf of Registered Agent Entity | Date

8. Signature of Represented Entity: (Required)	X _____ 9/30/2022
	Authorized Signature On Behalf of the Entity | Date

FEE: $60.00
This form must be accompanied by appropriate fees.



BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov
www.nvsilverflume.gov

Initial List and State Business License Application

Initial List of Officers, Managers, Members, General Partners, Managing Partners, or Trustees:

Acesis Holdings Corporation

NAME OF ENTITY

TYPE OR PRINT ONLY - USE DARK INK ONLY - DO NOT HIGHLIGHT

IMPORTANT: *Read instructions before completing and returning this form.*

Please indicate the entity type (check only one):

Filed in the Office of	Business Number
Barbara K. Cegavske	E26627842022-7
	Filing Number
	20222662852
Secretary of State	Filed On
State Of Nevada	10/3/2022 8:00:00 AM
	Number of Pages
	3

☒ Corporation

    ☐ This corporation is publicly traded, the Central Index Key number is:

☐ Nonprofit Corporation (see nonprofit sections below)

☐ Limited-Liability Company

☐ Limited Partnership

☐ Limited-Liability Partnership

☐ Limited-Liability Limited Partnership (If formed at the same time as the Limited Partnership)

☐ Business Trust

Additional Officers, Managers, Members, General Partners, Managing Partners, Trustees or Subscribers, may be listed on a supplemental page.

CHECK ONLY IF APPLICABLE

Pursuant to NRS Chapter 76, this entity is exempt from the business license fee.

☐ 001 - Governmental Entity

☐ 006 - NRS 680B.020 Insurance Co, provide license or certificate of authority number

---

For nonprofit entities formed under NRS Chapter 80: entities without 501(c) nonprofit designation are required to maintain a state business license, the fee is $200.00. Those claiming an exemption under 501(c) designation must indicate by checking box below.

☐ Pursuant to NRS Chapter 76, this entity is a 501(c) nonprofit entity and is exempt from the business license fee.
Exemption code 002

For nonprofit entities formed under NRS Chapter 81: entities which are Unit-owners' association or Religious, charitable, fraternal or other organization that qualifies as a tax-exempt organization pursuant to 26 U.S.C. § 501(c) are excluded from the requirement to obtain a state business license. Please indicate below if this entity falls under one of these categories by marking the appropriate box. If the entity does not fall under either of these categories please submit $200.00 for the state business license.

☐ Unit-owners' Association   ☐ Religious, charitable, fraternal or other organization that qualifies as a tax-exempt organization pursuant to 26 U.S.C. § 501(c)

For nonprofit entities formed under NRS Chapter 82 and 80: Charitable Solicitation Information - check applicable box

Does the Organization intend to solicit charitable or tax deductible contributions?

☐ No – no additional form is required

☐ Yes – the "Charitable Solicitation Registration Statement" is required.

☐ The Organization claims exemption pursuant to NRS 82A.210 - the "Exemption From Charitable Solicitation Registration Statement" is required

** Failure to include the required statement form will result in rejection of the filing and could result in late fees. **



BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov
www.nvsilverflume.gov

<table>
<tr><td colspan="2">

Initial List and State Business License Application - Continued

</td></tr>
</table>

Officers, Managers, Members, General Partners, Managing Partners or Trustees:

CORPORATION, INDICATE THE <u>PRESIDENT</u>, OR EQUIVALENT OF:	Title: CEO/DIRECTOR
Konstantinos Karatzas Name	USA Country
9233 Park Meadows Dr STE 108 Address	Lone Tree City	CO State	80124 Zip/Postal Code

CORPORATION, INDICATE THE <u>SECRETARY</u>, OR EQUIVALENT OF:	Title: COO/SECRETARY
Thomas B. Olson Name	USA Country
9233 Park Meadows Dr STE 108 Address	Lone Tree City	CO State	80124 Zip/Postal Code

CORPORATION, INDICATE THE <u>TREASURER,</u> OR EQUIVALENT OF:	Title: CFO
Duane C. Knight, Jr Name	USA Country
9233 Park Meadows Dr STE 108 Address	Lone Tree City	CO State	80124 Zip/Postal Code

CORPORATION, INDICATE THE <u>DIRECTOR</u>:
Richard M. Schell Name	USA Country
9233 Park Meadows Dr STE 108 Address	Lone Tree City	CO State	80124 Zip/Postal Code

None of the officers or directors identified in the list of officers has been identified with the fraudulent intent of concealing the identity of any person or persons exercising the power or authority of an officer or director in furtherance of any unlawful conduct.

I declare, to the best of my knowledge under penalty of perjury, that the information contained herein is correct and acknowledge that pursuant to NRS 239.330, it is a category C felony to knowingly offer any false or forged instrument for filing in the Office of the Secretary of State.

X _(signature)_

Signature of Officer, Manager, Managing Member, General Partner, Managing Partner, Trustee, Member, Owner of Business, Partner or Authorized Signer *FORM WILL BE RETURNED IF UNSIGNED.*

COO	9/30/2022
Title	Date



BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov
www.nvsilverflume.gov

Initial List and State Business License Application - Continued

Officers, Managers, Members, General Partners, Managing Partners or Trustees:

CORPORATION, INDICATE THE PRESIDENT, OR EQUIVALENT OF: Title:

Name

Country

Address   City   State   Zip/Postal Code

CORPORATION, INDICATE THE SECRETARY, OR EQUIVALENT OF: Title:

Name

Country

Address   City   State   Zip/Postal Code

CORPORATION, INDICATE THE TREASURER, OR EQUIVALENT OF: Title:

Name

Country

Address   City   State   Zip/Postal Code

CORPORATION, INDICATE THE DIRECTOR:

Vassilios Papadopoulos   USA
Name   Country

9233 Park Meadows Dr STE 108   Lone Tree   CO   80124
Address   City   State Zip/Postal Code

None of the officers or directors identified in the list of officers has been identified with the fraudulent intent of concealing the identity of any person or persons exercising the power or authority of an officer or director in furtherance of any unlawful conduct.

I declare, to the best of my knowledge under penalty of perjury, that the information contained herein is correct and acknowledge that pursuant to NRS 239.330, it is a category C felony to knowingly offer any false or forged instrument for filing in the Office of the Secretary of State.

X _____

Signature of Officer, Manager, Managing Member, General Partner, Managing Partner, Trustee, Member, Owner of Business, Partner or Authorized Signer FORM WILL BE RETURNED IF UNSIGNED.

COO
Title

9/30/2022
Date



BARBARA K. CEGAVSKE
Secretary of State

KIMBERLEY PERONDI
Deputy Secretary for Commercial Recordings

STATE OF NEVADA

OFFICE OF THE SECRETARY OF STATE

Commercial Recordings & Notary Division
202 N. Carson Street
Carson City, NV 89701
Telephone (775) 684-5708
Fax (775) 684-7138

North Las Vegas City Hall
2250 Las Vegas Blvd North, Suite 400
North Las Vegas, NV 89030
Telephone (702) 486-2880
Fax (702) 486-2888

Kennedy McCann
none given
Carson City, NV 89701, USA

Work Order #: W2022100301098
October 3, 2022
Receipt Version: 2

Special Handling Instructions:

Submitter ID: 557449

Charges

Description	Fee Description	Filing Number	Filing Date/Time	Filing Status	Qty	Price	Amount
Articles of Incorporation-For-Profit 190,000,000@0.001 Common = $190,000.00 10,000,000@0.001 Preferred = $10,000.00 # Of No Par Values Shares 0 Authorized Value $200,000.00	Fees	20222662783	10/3/2022 8:00:00 AM	Approved	1	$0.00	$0.00
Articles of Incorporation-For-Profit 190,000,000@0.001 Common = $190,000.00 10,000,000@0.001 Preferred = $10,000.00 # Of No Par Values Shares 0 Authorized Value	Expedite Fee	20222662783	10/3/2022 8:00:00 AM	Approved	1	$125.00	$125.00

Kennedy McCann
none given
Carson City, NV 89701, USA

STATE OF NEVADA

BARBARA K. CEGAVSKE
Secretary of State

KIMBERLEY PERONDI
Deputy Secretary for
Commercial Recordings



OFFICE OF THE
SECRETARY OF STATE

Commercial Recordings & Notary Division
202 N. Carson Street
Carson City, NV 89701
Telephone (775) 684-5708
Fax (775) 684-7138

North Las Vegas City Hall
2250 Las Vegas Blvd North, Suite 400
North Las Vegas, NV 89030
Telephone (702) 486-2880
Fax (702) 486-2888

$200,000.00							
Articles of Incorporation-For-Profit 190,000,000@0.001 Common = $190,000.00 10,000,000@0.001 Preferred = $10,000.00 # Of No Par Values Shares 0 Authorized Value $200,000.00	Stock Fee	20222662783	10/3/2022 8:00:00 AM	Approved	1	$175.00	$175.00
Initial List	Fees	20222662852	10/3/2022 8:00:00 AM	Approved	1	$150.00	$150.00
Initial List	Business License Fee	20222662852	10/3/2022 8:00:00 AM	Approved	1	$500.00	$500.00
Total							$950.00

Payments

Type	Description	Payment Status	Amount
Credit Card	6648148120226459503280	Success	$950.00
Total			$950.00

Credit Balance: $0.00

Kennedy McCann
none given
Carson City, NV 89701, USA



STATE OF NEVADA

BARBARA K. CEGAVSKE
Secretary of State

KIMBERLEY PERONDI
Deputy Secretary for
Commercial Recordings

OFFICE OF THE
SECRETARY OF STATE

Commercial Recordings Division
202 N. Carson Street
Carson City, NV 89701
Telephone (775) 684-5708
Fax (775) 684-7138

North Las Vegas City Hall
2250 Las Vegas Blvd North, Suite 400
North Las Vegas, NV 89030
Telephone (702) 486-2880
Fax (702) 486-2888

Business Entity - Filing Acknowledgement

10/03/2022

Work Order Item Number:	W2022100301098-2423783
Filing Number:	20222662783
Filing Type:	Articles of Incorporation-For-Profit
Filing Date/Time:	10/3/2022 8:00:00 AM
Filing Page(s):	3

Indexed Entity Information:

Entity ID: E26627842022-7

Entity Name: Acesis Holdings Corporation

Entity Status: Active

Expiration Date: None

Commercial Registered Agent
VCORP SERVICES, LLC
701 S. CARSON STREET, SUITE 200, Carson City, NV 89701, USA

The attached document(s) were filed with the Nevada Secretary of State, Commercial Recording Division. The filing date and time have been affixed to each document, indicating the date and time of filing. A filing number is also affixed and can be used to reference this document in the future.

Respectfully,

BARBARA K. CEGAVSKE
Secretary of State



BARBARA K. CEGAVSKE
Secretary of State

KIMBERLEY PERONDI
Deputy Secretary for
Commercial Recordings

OFFICE OF THE
SECRETARY OF STATE

Commercial Recordings Division
202 N. Carson Street
Carson City, NV 89701
Telephone (775) 684-5708
Fax (775) 684-7138

North Las Vegas City Hall
2250 Las Vegas Blvd North, Suite 400
North Las Vegas, NV 89030
Telephone (702) 486-2880
Fax (702) 486-2888

Business Entity - Filing Acknowledgement

10/03/2022

Work Order Item Number:	W2022100301098-2423784
Filing Number:	20222662852
Filing Type:	Initial List
Filing Date/Time:	10/3/2022 8:00:00 AM
Filing Page(s):	3

Indexed Entity Information:

Entity ID: E26627842022-7   **Entity Name:** Acesis Holdings Corporation

Entity Status: Active   **Expiration Date:** None

Commercial Registered Agent

VCORP SERVICES, LLC

701 S. CARSON STREET, SUITE 200, Carson City, NV 89701, USA

The attached document(s) were filed with the Nevada Secretary of State, Commercial Recording Division. The filing date and time have been affixed to each document, indicating the date and time of filing. A filing number is also affixed and can be used to reference this document in the future.

Respectfully,

Barbara K. Cegavske

BARBARA K. CEGAVSKE
Secretary of State

Page 1 of 1

Commercial Recording Division
202 N. Carson Street



Filed in the Office of	Business Number E26627842022-7
Barbara K. Cegavske	Filing Number 20222772555
Secretary of State State Of Nevada	Filed On 11/22/2022 12:29:00 PM
	Number of Pages 5

BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov

Profit Corporation:

Certificate of Amendment (PURSUANT TO NRS 78.380 & 78.385/78.390)
Certificate to Accompany Restated Articles or Amended and Restated Articles (PURSUANT TO NRS 78.403)
Officer's Statement (PURSUANT TO NRS 80.030)

TYPE OR PRINT - USE DARK INK ONLY - DO NOT HIGHLIGHT

1. Entity information:

Name of entity as on file with the Nevada Secretary of State: Acesis Holdings Corporation

Entity or Nevada Business Identification Number (NVID): NV20222588388

2. Restated or Amended and Restated Articles: (Select one)

(If amending and restating only, complete section 1,2 3, 5 and 6)

☒ Certificate to Accompany Restated Articles or Amended and Restated Articles

☐ Restated Articles - No amendments; articles are restated only and are signed by an officer of the corporation who has been authorized to execute the certificate by resolution of the board of directors adopted on: ____
The certificate correctly sets forth the text of the articles or certificate as amended to the date of the certificate.

☒ Amended and Restated Articles

* Restated or Amended and Restated Articles must be included with this filing type.

3. Type of Amendment Filing Being Completed: (Select only one box)

(If amending, complete section 1, 3, 5 and 6.)

☒ Certificate of Amendment to Articles of Incorporation (Pursuant to NRS 78.380 - Before Issuance of Stock)

The undersigned declare that they constitute at least two-thirds of the following:

(Check only one box) ☐ incorporators ☒ board of directors

The undersigned affirmatively declare that to the date of this certificate, no stock of the corporation has been issued

☐ Certificate of Amendment to Articles of Incorporation (Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is: ____

☐ Officer's Statement (foreign qualified entities only) -
Name in home state, if using a modified name in Nevada: ____

Jurisdiction of formation: ____

Changes to takes the following effect:

☐ The entity name has been amended.
☐ The purpose of the entity has been amended.
☐ The authorized shares have been amended.
☐ Other: (specify changes)
☐ Dissolution
☐ Merger
☐ Conversion

* Officer's Statement must be submitted with either a certified copy of or a certificate evidencing the filing of any document, amendatory or otherwise, relating to the original articles in the place of the corporations creation.

This form must be accompanied by appropriate fees.



BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov

Profit Corporation:
Certificate of Amendment (PURSUANT TO NRS 78.380 & 78.385/78.390)
Certificate to Accompany Restated Articles or Amended and Restated Articles (PURSUANT TO NRS 78.403)
Officer's Statement (PURSUANT TO NRS 80.030)

4. Effective Date and Time: (Optional)	Date: _____ Time: _____ (must not be later than 90 days after the certificate is filed)
5. Information Being Changed: (Domestic corporations only)	Changes to takes the following effect: ☐ The entity name has been amended. ☐ The registered agent has been changed. (attach Certificate of Acceptance from new registered agent) ☐ The purpose of the entity has been amended. ☐ The authorized shares have been amended. ☐ The directors, managers or general partners have been amended. ☐ IRS tax language has been added. ☒ Articles have been added. ☐ Articles have been deleted. ☐ Other. The articles have been amended as follows: (provide article numbers, if available) _____ (attach additional page(s) if necessary)
6. Signature: (Required)	X _____ CEO Signature of Officer or Authorized Signer Title X _____ _____ Signature of Officer or Authorized Signer Title *If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless to limitations or restrictions on the voting power thereof.

Please include any required or optional information in space below:
(attach additional page(s) if necessary)

Please see attached amended and restated articles of incorporation.

This form must be accompanied by appropriate fees.

AMENDED AND RESTATED

ARTICLES OF INCORPORATION

OF

ACESIS HOLDINGS CORPORATION

A Nevada Corporation

Acesis Holdings Corporation (the "**Corporation**"), a corporation incorporated under the laws of the state of Nevada, hereby amends and restates its Articles of Incorporation, as amended, to embody in one document its original articles thereto, pursuant to Sections 78.380 and 78.403 of the Nevada Revised Statutes.

The Amended and Restated Articles of Incorporation were approved and adopted by the board of directors of the Corporation by written consent on October 6, 2022. As a result, these Amended and Restated Articles of Incorporation were authorized and adopted in accordance with the Nevada Revised Statutes.

ARTICLE I

NAME

The name of the corporation is ACESIS HOLDINGS CORPORATION (the "**Corporation**").

ARTICLE II

RESIDENT AGENT AND REGISTERED OFFICE

The name of the Corporation's resident agent for service of process is VCORP Services, LLC.

ARTICLE III

CAPITAL STOCK

3.01 *Authorized Capital Stock.* The total number of shares of stock this Corporation is authorized to issue shall be 200 million (200,000,000) shares, par value $0.001 per share. This stock shall be divided into two classes to be designated as "**Common Stock**" and "**Preferred Stock**".

3.02 *Common Stock.* The total number of authorized shares of Common Stock shall be 190 million (190,000,000).

3.03 *Preferred Stock.* The total number of authorized shares of Preferred Stock shall be 10 million (10,000,000) shares. The board of directors shall have the authority to authorize the issuance of the Preferred Stock from time to time in one or more classes or series, and to state in the resolution or resolutions from time to time adopted providing for the issuance thereof the following:

(a) Whether or not the class or series shall have voting rights, full or limited, the nature and qualifications, limitations and restrictions on those rights, or whether the class or series will be without voting rights;

(b) The number of shares to constitute the class or series and the designation thereof;

(c) The preferences and relative, participating, optional or other special rights, if any, and the qualifications, limitations, or restrictions thereof, if any, with respect to any class or series;

(d) Whether or not the shares of any class or series shall be redeemable and if redeemable, the redemption price or prices, and the time or times at which, and the terms and conditions upon which, such shares shall be redeemable and the manner of redemption;

(e) Whether or not the shares of a class or series shall be subject to the operation of retirement or sinking funds to be applied to the purchase or redemption of such shares for retirement, and if such retirement or sinking funds be established, the amount and the terms and provisions thereof;

(f) The dividend rate, whether dividends are payable in cash, stock of the Corporation, or other property, the conditions upon which and the times when such dividends are payable, the preference to or the relation to the payment of dividends payable on any other class or classes or series of stock, whether or not such dividend shall be cumulative or noncumulative, and if cumulative, the date or dates from which such dividends shall accumulate;

(g) The preferences, if any, and the amounts thereof which the holders of any class or series thereof are entitled to receive upon the voluntary or involuntary dissolution of, or upon any distribution of assets of, the Corporation;

(h) Whether or not the shares of any class or series are convertible into, or exchangeable for, the shares of any other class or classes or of any other series of the same or any other class or classes of stock of the Corporation and the conversion price or prices or ratio or ratios or the rate or rates at which such exchange may be made, with such adjustments, if any, as shall be stated and expressed or provided for in such resolution or resolutions; and

(i) Such other rights and provisions with respect to any class or series as may to the board of directors seem advisable.

The shares of each class or series of the Preferred Stock may vary from the shares of any other class or series thereof in any respect. The Board of Directors may increase the number of shares of the Preferred Stock designated for any existing class or series by a resolution adding to such class or series authorized and unissued shares of the Preferred Stock not designated for any existing class or series of the Preferred Stock and the shares so subtracted shall become authorized, unissued and undesignated shares of the Preferred Stock.

ARTICLE IV

DIRECTORS

4.01 Number. The number of directors comprising the board of directors shall be fixed and may be increased or decreased from time to time in the manner provided in the bylaws of the Corporation, except that at no time shall there be less than one director.

ARTICLE V

PURPOSE

5.01 Purpose. The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under Nevada Revised Statutes ("**NRS**").

ARTICLE VI

DIRECTORS' AND OFFICERS' LIABILITY

6.01 Limitation of Liability. The individual liability of the directors and officers of the Corporation is hereby eliminated to the fullest extent permitted by the NRS, as the same may be amended and supplemented. Any repeal or modification of this Article by the stockholders of the Corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director or officer of the Corporation for acts or omissions prior to such repeal or modification.

ARTICLE VII

INDEMNITY

7.01 Indemnification. Every person who was or is a party to, or is threatened to be made a party to, or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he, or a person of whom he is the legal representative, is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director or officer of another corporation, or as its representative in a partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless to the fullest extent legally permissible under the laws of the State of Nevada from time to time against all expenses, liability and loss (including attorneys' fees, judgments, fines and amounts paid or to be paid in settlement) reasonably incurred or suffered by him in connection therewith. Such right of indemnification shall be a contract right which may be enforced in any manner desired by such person. The expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the Corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the Corporation. Such right of indemnification shall not be exclusive of any other right which such directors, officers or representatives may have or hereafter acquire, and, without limiting the generality of such statement, they shall be entitled to their respective rights of indemnification under any bylaw, agreement, vote of stockholders, provision of law, or otherwise, as well as their rights under this Article.

7.02 Bylaw Provisions. Without limiting the application of the foregoing, the board of directors may adopt bylaws from time to time with respect to indemnification, to provide at all times the fullest indemnification permitted by the laws of the State of Nevada, and may cause the Corporation to purchase and maintain insurance on behalf of any person who is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as director or officer of another corporation, or as its representative in a partnership, joint venture, trust or other enterprises against any liability asserted against such person and incurred in any such capacity or arising out of such status, whether or not the Corporation would have the power to indemnify such person.

7.03 Continuation. The indemnification provided in this Article shall continue as to a person who has ceased to be a director, officer, employee or agent, and shall inure to the benefit of the heirs, executors and administrators of such person.

Dated: October 6, 2022

By: _____
Name: Konstantinos Karatzas
Title: CEO



STATE OF NEVADA

BARBARA K. CEGAVSKE
Secretary of State

KIMBERLEY PERONDI
Deputy Secretary for Commercial Recordings

OFFICE OF THE
SECRETARY OF STATE

Commercial Recordings Division
202 N. Carson Street
Carson City, NV 89701
Telephone (775) 684-5708
Fax (775) 684-7138

North Las Vegas City Hall
2250 Las Vegas Blvd North, Suite 400
North Las Vegas, NV 89030
Telephone (702) 486-2880
Fax (702) 486-2888

Business Entity - Filing Acknowledgement

11/22/2022

Work Order Item Number: W2022112201404-2528310
Filing Number: 20222772555
Filing Type: Amended and Restated Articles
Filing Date/Time: 11/22/2022 12:29:00 PM
Filing Page(s): 5

Indexed Entity Information:

Entity ID: E26627842022-7
Entity Name: Acesis Holdings Corporation
Entity Status: Active
Expiration Date: None

Commercial Registered Agent
VCORP SERVICES, LLC
701 S. CARSON STREET, SUITE 200, Carson City, NV 89701, USA

The attached document(s) were filed with the Nevada Secretary of State, Commercial Recording Division. The filing date and time have been affixed to each document, indicating the date and time of filing. A filing number is also affixed and can be used to reference this document in the future.

Respectfully,

Barbara K. Cegavske

BARBARA K. CEGAVSKE
Secretary of State